UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. ____)

TLC Vision Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

872549100

(CUSIP Number)

Megan Kelleher

Sowood Capital Management LP

500 Boylston Street, 17th Floor

Boston, Massachusetts 02116

(617) 603-3400

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 21, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

CUSIP No. 872549100	SCHEDULE 13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NUMBERS Sowood Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 5,581,368 shares
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 5,581,368 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,581,368 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 872549100	SCHEDULE 13D	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NUMBERS Sowood Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 5,581,368 shares
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 5,581,368 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,581,368 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%
14	TYPE OF REPORTING PERSON HC

Item 1. Security and Issuer

This statement on Schedule 13D relates to the shares of common stock, no par value (the “Common Stock”), of TLC Vision Corporation (the “Issuer”), which has its principal executive offices at 5280 Solar Drive, Suite 300, Mississauga, Ontario, Canada L4W 5M8.

Item 2. Identity and Background

This statement is filed by Sowood Capital Management LP (“Sowood”), a Delaware limited partnership, and Sowood Capital Management LLC, a Delaware limited liability company (“Sowood LLC”). The principal executive offices of Sowood and Sowood LLC are located at 500 Boylston Street, 17th Floor, Boston, Massachusetts 02116. Sowood is an investment manager. Sowood LLC is the sole general partner of Sowood.

Information relating to each of the directors, executive officers and controlling persons of Sowood and Sowood LLC is contained in Exhibit A attached hereto and incorporated herein by reference. Each of the directors, executive officers and controlling persons of Sowood and Sowood LLC is a citizen of the United States of America.

To Sowood’s and Sowood LLC’s knowledge and belief, neither Sowood, Sowood LLC, nor any of the persons listed in Exhibit A has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). To Sowood’s and Sowood LLC’s knowledge and belief, neither Sowood, Sowood LLC, nor any of the persons listed in Exhibit A has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Not applicable.

Item 4. Purpose of Transaction

Sowood and Sowood LLC are filing this Schedule 13D because Sowood anticipates seeking to engage in discussions with management of the Issuer. Sowood may seek to acquire additional securities of the Issuer.

The securities of the Issuer acquired and held by Sowood were acquired in the ordinary course of business and were not acquired for the purpose of or, except as set forth herein, with the effect of changing or influencing control of the Issuer.

Except as described above, Sowood does not have any plans or proposals which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4 of Schedule 13D. Sowood reserves the right to make any such plans or proposals in the future or to take any other steps to enhance the value of its investment.

Item 5. Interest in Securities of the Issuer

(a) Sowood is the beneficial owner of 5,581,368 shares of Common Stock (approximately 8.1% of the shares of the Issuer’s issued and outstanding Common Stock based on the most recent filing of the Issuer with the SEC). Beneficial ownership of the securities held by Sowood Alpha Fund Ltd., a company with limited liability incorporated in the Cayman Islands, and Sowood Alpha Fund LP, a limited partnership formed under Delaware law, has been granted to Sowood Capital Management LP, a limited partnership formed under Delaware law, pursuant to investment management agreements between Sowood Capital Management LP and each of Sowood Alpha Fund Ltd. and Sowood Alpha Fund LP. Of the shares of Common Stock reported herein, 4,815,295 are held for the benefit of Sowood Alpha Fund Ltd. and 766,073 are held for the benefit of Sowood Alpha Fund LP. The general partner of Sowood Alpha Fund LP is Sowood Associates LP, a limited partnership formed under Delaware law. Sowood Capital Management LLC is the sole general partner of Sowood Capital Management LP. Jeffrey B. Larson may be deemed to beneficially own the Common Stock reported herein because he may be deemed to control Sowood Capital Management LLC.

(b) Sowood and Sowood LLC have shared power to vote and shared power to dispose of the shares to which this Schedule 13D relates.

(c) Between October 21, 2006 and December 21, 2006, Sowood did not engage in any transactions in securities of the Issuer.

(d) The shareholders of Sowood Alpha Fund Ltd. and the limited partners of Sowood Alpha Fund LP may receive distributions of amounts including dividends from, or the proceeds from the sale of, the securities to which this Schedule 13D relates.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Not applicable.

Item 7. Materials to be Filed as Exhibits

The following document is filed as an Exhibit to this statement:

Exhibit A: Information concerning the directors, executive officers and controlling persons of Sowood and Sowood LLC.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2006

SOWOOD CAPITAL MANAGEMENT LP

By: Sowood Capital Management LLC, its general partner

By: /s/ Megan Kelleher

        Name: Megan Kelleher

        Title: Authorized Signatory

SOWOOD CAPITAL MANAGEMENT LLC

By: /s/ Megan Kelleher

        Name: Megan Kelleher

        Title: Authorized Signatory

EXHIBIT A

DIRECTORS AND EXECUTIVE OFFICERS AND CONTROLLING PERSONS OF

SOWOOD CAPITAL MANAGEMENT LP

The names of the directors and executive officers of Sowood and their business addresses and present principal occupation or employment are set forth below. If no business address is given, the business address of such director, executive officer or controlling person is c/o Sowood Capital Management LP, 500 Boylston Street, 17th Floor, Boston, Massachusetts 02116.

Name	Office/Position
Jeffrey B. Larson	Managing Partner and Chief Investment Officer of Sowood
Stuart Porter	Managing Partner and Chief Investment Officer of Sowood
Megan Kelleher	Managing Partner and General Counsel of Sowood

CONTROLLING PERSON OF SOWOOD CAPITAL MANAGEMENT LP

Sowood Capital Management LLC is the general partner of Sowood. The managing member of Sowood Capital Management LLC is Jeffrey B. Larson.